Exhibit 77C
SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

A special meeting of Credit Suisse Emerging Markets Fund's shareholders was held on August 11, 2006 and adjourned to September 14, 2006 to approve an amended Investment
Advisory Agreement between the Fund and Credit Suisse Asset
Management, LLC. The results of the votes tabulated at the special meeting are reported below.

To approve an amended Investment Advisory Agreement:

For:  944,039.544 shares

Against:  110,190.515 shares

Abstain:  74,219.795 shares